FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 02 July 2007


                               File no. 0-17630


                            CRH - Trading Statement

                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


Enclosure: 'Trading Statement'


         N    E    W    S                R    E    L    E    A    S    E

                                                                     2 July 2007

                         INTERIM 2007 TRADING STATEMENT


CRH plc, the international building materials group, today issues this trading statement for the half-year ending 30 June 2007 . The Interim results for the six months ending 30 June 2007 are due to be announced on Tuesday, 28 August 2007.


Highlights


- With a particularly strong start in Europe significantly outweighing more challenging conditions in the Americas CRH expects that profit before tax for the six months to 30 June will show a percentage increase of approximately 25% compared with the reported 2006 outcome of euro 526 million.


- Profit on disposal of fixed assets was euro 17 million for the first half of 2006 and euro 40 million for the year. It is anticipated that profits on disposals for 2007 will be ahead of last year's levels and that disposal of surplus properties will be an ongoing feature of the Group's activities.


- First half development expenditure totalled almost euro 1 billion including the purchase of publicly-quoted Swiss builders merchant Getaz Romang and CRH's first acquisitions in China and Turkey.


- EBITDA/net interest cover remains high at approximately 9 times for the twelve months to June 2007, well above the Group's stated comfort level of approximately 6 times. CRH is committed to optimising the use of its balance sheet while maintaining an investment grade credit rating.


- In March 2007, the Board announced a full year 2006 dividend of 52.0 cent, up 33% with dividend cover of 4.3 times. This represented a first step in a phased reduction in dividend cover to a targeted 3.5 times for 2008. The 2007 interim dividend will show a significant increase on the 2006 level reflecting this dividend policy and broadly re-establishing the traditional split between interim and final dividends.


- Notwithstanding the translation impact of a weaker US Dollar, with an ongoing focus on price and cost effectiveness, benefits from the record 2006 acquisition spend and a sustained development emphasis, we expect strong full year profit growth.


In a comment, CRH Chief Executive Liam O'Mahony said: "CRH has once again achieved a very positive trading performance and strong development success in the first half of 2007. We continue to have an active pipeline of acquisition opportunities and, with price and cost effectiveness and balance sheet optimisation as key priorities, we expect to deliver strongly in terms of both profit growth and development activity for 2007 as a whole".


This Trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on From 20-F filed with the SEC.


CRH will host an analyst's conference call at 8.00 a.m. BST on 2 July 2007 to discuss this Statement and the Development Strategy Update. The dial-in number is +44 20 7162 0125. A recording of the conference call will be available from
10.00 a.m. BST on 2nd July 2007 by dialling +44 20 7031 4064. The security code for the replay will be 756441.


Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony     Chief Executive

Myles Lee         Finance Director

Eimear O'Flynn    Head of Investor Relations

Maeve Carton      Group Controller


Introduction

As previously indicated this Trading Statement, originally scheduled for release on Thursday 5 July, has been brought forward to coincide with the launch of the marketing for CRH's Euro Medium Term Note ("EMTN") Programme. CRH intends to issue Eurobonds under this Programme to refinance recent acquisition activity. The presentation associated with this marketing will be available later today on CRH's website at www.crh.com.


Profit

The updating statement issued in conjunction with CRH's AGM on 9 May 2007 indicated that overall trading in the first four months of the year was ahead of last year with a particularly strong start from our operations in Europe significantly outweighing more challenging conditions in the Americas. Through May and June our European operations have seen continued momentum while our American businesses overall have seen activity levels improve. As a result, CRH expects that profit before tax for the six months to 30 June 2007 will show an increase of approximately 25% compared with the reported 2006 outcome of euro 526 million.


The Group continues to realise value from the ongoing disposal of surplus properties and assets no longer essential to its operating activities. Profits on disposal of fixed assets amounted to euro 17 million for the first half of 2006 and euro 40 million for 2006 as a whole. It is anticipated that the equivalent first half and full year profits on disposals for 2007 will be ahead of 2006 levels and that disposal of surplus properties will be an ongoing feature of the Group's activities.


Development

First half acquisition and investment expenditure amounted to approximately euro 1 billion. This included the purchase of publicly-quoted Swiss builders merchanting group Getaz Romang, completed in May, in addition to CRH's first acquisitions in China and Turkey. In February, CRH completed the acquisition of a modern 650,000 tonne cement plant in Heilongjiang province, northeast China while April saw the purchase of 50% of Denizli Cement, an integrated cement and readymixed concrete business with a modern 1.8 million tonne cement plant and extensive limestone reserves operating in the Aegean region of south-western Turkey. In addition the Group completed more than 30 other transactions across its various product segments. Details of these are provided in the accompanying Development Strategy Update released today.


Financial

Higher short term interest rates and the substantial development activity completed over the past eighteen months will result in a higher finance charge compared with the first half of 2006. While the net interest charge has increased, EBITDA/net interest cover remains high at approximately 9 times for the twelve months to June 2007 well above the Group's stated comfort level of approximately 6 times. CRH is committed to optimising the use of the Group's balance sheet while maintaining an investment grade credit rating.


Dividend

In March 2007, the Board announced a full year 2006 dividend of 52.0 cent, up 33% with dividend cover of 4.3 times. This comprised an interim dividend of 13.5 cent (up 20%) and a final dividend of 38.5 cent (up 39%) and represented a first step in a phased reduction in dividend cover to a targeted 3.5 times for 2008.
The 2007 interim dividend will show a significant increase on the 2006 level reflecting this dividend policy and broadly re-establishing the traditional split between interim and final dividends.


Europe Materials

Europe Materials has benefited from a continuing positive demand and pricing environment in most of its major markets and favourable seasonal weather conditions in the early months.


In Ireland, lower residential activity in the first half was offset by improved non-residential construction and accelerating infrastructure investment which resulted in strong volume increases in stone and blacktop, and cement volumes in line with 2006 levels. In Finland, broad-based construction activity has contributed to double-digit percentage growth in cement, aggregates and readymixed concrete volumes, while our operations in the Baltic states have also performed well. Demand across our Polish operations has been exceptionally strong as reflected in an increase of approximately 40% in first half cement volumes, while our cement operation in the Ukraine has also seen strong volume increases. In Switzerland, first half demand in our cement and downstream aggregates, asphalt and readymixed concrete activities was well ahead of 2006 levels. In Iberia, our Spanish readymixed concrete and concrete products operations had a positive first half achieving good success in the recovery of higher input costs which had impacted margins in 2006; however, our Portuguese joint venture saw further reductions in construction activity in its home market which continues to be impacted by cutbacks in public expenditure.


First half operating profit from this Division is expected to show a significant increase on the 2006 level.


Europe Products

Improving economies and favourable building conditions through the winter months have contributed to a marked uplift in operating performance.


Our Concrete Products group has enjoyed good growth across its structural operations (floor & wall elements, beams, vaults and drainage products) and a more substantial advance in its architectural operations (pavers, tiles and blocks), with a strong pick-up in profitability from its German concrete paving and landscape walling activities. As a result, overall first half profitability in Concrete Products is expected to show a strong advance. In Clay Products, first half results are substantially ahead of last year reflecting in particular the absence of the extensive production shut-downs which impacted performance in UK and German activities in early 2006. Sales volumes improved in all markets except the UK . In Building Products, the Construction Accessories businesses, enlarged through the acquisition of Halfen in May 2006, have outperformed with very favourable trading to date in 2007; our Insulation business has continued its strong recovery delivering further improvements in sales and operating profit; our building envelope activities, comprising Fencing & Security, Daylight & Ventilation and the Roller Shutters & Awnings business acquired in August 2006, have benefited from improving Dutch and German markets.


Overall, we expect significantly improved first half operating profit from these operations.


Europe Distribution

The first half of 2007 has seen a much improved performance across this business segment.


Builders Merchants: Our Builders Merchanting activities in the Netherlands, France and Germany have enjoyed good organic sales growth and margin improvements across their businesses. Our heritage Swiss operations have also benefited from positive market growth while our Interim results will include Getaz Romang sales and profits from completion of this acquisition in May. Builders Merchants Austria, which had a disappointing outturn in the first half of 2006, has continued the improvement evident in the second half of last year although margins there still lag our original expectations.


DIY: Following moderate growth in 2006, sales in the Benelux region accelerated through the first half of 2007 resulting in a strong uplift in profitability. DIY activities in Germany have also had a positive start to the year.


Overall first half operating profit in Europe Distribution is expected to be well up on the 2006 level.


Americas Materials

The severe weather conditions in many of Americas Materials' markets in the first four months of 2007 contrasted with the mild weather which facilitated early 2006 private sector construction activity. Despite this the Division has turned in a positive performance with continued market strength in the West, good advances in pricing and an initial first half contribution from APAC, acquired at end-August 2006.


Our New England and New York/New Jersey businesses suffered most from the poor weather conditions which also hampered activity levels in the Central region, most particularly in Ohio. The West division continues to benefit from generally strong demand across its markets especially in Utah where construction activity remains buoyant. Although first half heritage volumes have been impacted by the poor weather, price development across these businesses remains very positive. The integration of APAC is continuing, with excellent progress on the ongoing realisation of synergies, and first half trading has been ahead of expectations.


Overall, we anticipate higher first half operating profit with a broadly similar outcome from heritage operations and a positive contribution from acquisitions.


Americas Products

To date 2007 has proved more challenging than the first half of 2006 with the ongoing decline in residential markets since mid-2006 and poor early weather leading to tough comparatives.


The impact of the decline in residential construction has been most evident in the Architectural Products Group's (APG) masonry markets although the adverse effect has been partly mitigated by a much improved performance from bagged soil and mulch activities, which disappointed in 2006. MMI, acquired in April 2006, has also suffered from weaker new housing activity particularly in its residential-oriented fencing activities. In contrast, both the Precast and Glass groups have continued to benefit from the ongoing advance in non-residential construction. Our South American operations have had a satisfactory performance.


We expect that first half operating profit for Americas Products will be slightly lower in US$ terms than in the first half of 2006.


Americas Distribution

Demand in this segment has been affected by the decline in residential construction.


The roofing/siding business, which accounts for approximately two-thirds of annualised turnover, has declined from its record levels in recent years due mainly to the slowdown in residential construction, both new and remodel, and also to the harsh winter weather in the northeast. Furthermore, 2006 had the non-recurring benefit of extensive repair activity in Florida following the active 2004 and 2005 hurricane seasons.


Though the interior products business (approximately one-third of turnover) has seen significant price deflation in gypsum wallboard, it has had the benefit of good performance from the businesses acquired in 2006.


Overall, first half operating profit in this segment is expected to be well down on a record 2006.


Outlook

The year has started well with a particularly strong performance across our European activities significantly outweighing more challenging conditions in the Americas. In Europe, with a more positive market backdrop, organic operating profit growth to date is already ahead of that achieved for the full year in 2006 and we look to further progress in the second half of this year. In the Americas, we expect that continuing growth in non-residential construction and a favourable funding and pricing backdrop for infrastructure will offset ongoing weakness in residential activity, leading to similar full year heritage operating profit augmented by a positive acquisition contribution.


CRH's geographic, sectoral and product balance continues to deliver strongly in 2007 both in terms of overall trading performance and development activity. Notwithstanding the translation impact of a weaker US Dollar, with an ongoing focus on price and cost effectiveness, benefits from the record 2006 acquisition spend and a sustained development emphasis, we expect strong full year profit growth.


                                 *  *  *  *  *


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam

                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  02 July 2007

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director